The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 1, 2022

Citi Green Bond

Pricing Supplement No. 2022—USNCH[ ] to Product Supplement No. EA-03-08 dated May 11, 2021,

Prospectus Supplement and Prospectus each dated May 11, 2021

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-255302 and 333-255302-03

Dated June-----, 2022

Citigroup Global Markets Holdings Inc. $ ----- Absolute Return Notes

Linked to the Performance of the S&P 500® Daily Risk Control 5% Excess Return Index Due On or About March 20, 2025 to June 20, 2025 (to be determined on the trade date)

All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Investment Description

The Absolute Return Notes offered by this pricing supplement (the “notes”) are unsecured, unsubordinated debt obligations of Citigroup Global Markets Holdings Inc. (the “issuer”), guaranteed by Citigroup Inc. (the “guarantor”), with a return at maturity linked to the performance of the S&P 500® Daily Risk Control 5% Excess Return Index (the “underlying”). You will be repaid the stated principal amount per note at maturity in addition to a return equal to the absolute value of the underlying return (the “absolute return”) regardless of whether the underlying return is positive or negative. The underlying tracks the S&P 500® Total Return Index with two modifications: (i) an excess return deduction reduces the performance of the S&P 500® Total Return Index at the Secured Overnight Financing Rate (“SOFR”) plus a spread of .02963% and (ii) a volatility targeting feature adjusts the underlying’s exposure to the S&P 500® Total Return Index in an attempt to maintain a target volatility of the underlying of 5%. The volatility targeting feature is likely to cause the underlying to participate in only a limited portion of the excess return of the S&P 500® Total Return Index. The notes are for investors who seek exposure to the U.S. equity markets but are concerned about downside risk, and who in exchange for the opportunity to receive a positive return regardless of whether the underlying appreciates or depreciates are willing to accept exposure to an index that is subject to an excess return deduction and is likely to significantly underperform the absolute return of the S&P 500® Total Return Index. Investing in the notes involves significant risks. You will not receive interest or dividend payments during the term of the notes. The repayment of the stated principal amount applies only if you hold the notes to maturity. Any payment on the notes, including any repayment of the stated principal amount provided at maturity, is subject to the creditworthiness of the issuer and the guarantor. If the issuer and the guarantor were to default on their obligations, you might not receive any amounts owed to you under the notes and you could lose your entire investment.

Features	Key Dates[1]

❑ Absolute Return Potential — The issuer will repay the stated principal amount at maturity and pay a return equal to the absolute return regardless of whether the underlying return is positive or negative.

❑ Repayment of Principal at Maturity — You will be repaid the stated principal amount of your notes at maturity. The repayment of the stated principal amount applies only if you hold the notes to maturity. Any payment on the notes is subject to the creditworthiness of the issuer and the guarantor. If the issuer and the guarantor were to default on their obligations, you might not receive any amounts owed to you under the notes and you could lose your entire investment.

❑ Use of Proceeds — An amount equal to the net proceeds of the sale of the notes will be allocated exclusively to finance or refinance, in whole or in part, “Eligible Green Assets.” See “Additional Terms Specific to the Notes—Use of Proceeds” in this pricing supplement for more information.

	Trade date	June 15, 2022
	Settlement date	June 21, 2022
	Final valuation date[2,3]	Expected to be between March 17, 2025 and June 16, 2025
	Maturity date[3]	Expected to be between March 20, 2025 and June 20, 2025
[1] Expected [2] See page PS-3 for additional details. [3] To be determined on the trade date.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT SECURITIES. THERE IS CREDIT RISK INHERENT IN PURCHASING AN OBLIGATION OF CITIGROUP GLOBAL MARKETS HOLDINGS INC. THAT IS GUARANTEED BY CITIGROUP INC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND, ACCORDINGLY, MAY HAVE LIMITED OR NO LIQUIDITY.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “SUMMARY RISK FACTORS” BEGINNING ON PAGE PS-5 OF THIS PRICING SUPPLEMENT AND UNDER “RISK FACTORS RELATING TO THE NOTES” BEGINNING ON PAGE EA-6 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE VALUE OF, AND THE RETURN ON, YOUR NOTES.

Notes Offering

We are offering Absolute Return Notes Linked to the Performance of the S&P 500® Daily Risk Control 5% Excess Return Index. Any return at maturity will be determined by the performance of the underlying. The notes are our unsecured, unsubordinated debt obligations, guaranteed by Citigroup Inc., and are offered at the issue price described below. The initial underlying level will be set on the trade date.

Underlying	Initial Underlying Level	CUSIP/ ISIN
S&P 500® Daily Risk Control 5% Excess Return Index (Ticker: SPXT5UE)		17330P4G1 / US17330P4G17

See “Additional Terms Specific to the Notes” in this pricing supplement. The notes will have the terms specified in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Issue Price(1))	Underwriting Discount(2	Proceeds to Issuer
Per note	$1,000.00	$25.00	$975.00
Total	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the trade date will be at least $945.00 per note, which will be less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The underwriting discount is $25.00 per note. CGMI, acting as principal, expects to purchase from Citigroup Global Markets Holdings Inc., and Citigroup Global Markets Holdings Inc. expects to sell to CGMI, the aggregate stated principal amount of the notes set forth above for $975.00 per note. UBS Financial Services Inc. (“UBS”), acting as agent for sales of the notes, expects to purchase from CGMI, and CGMI expects to sell to UBS, all of the notes for $975.00 per note. UBS will receive an underwriting discount of $25.00 for each note it sells in this offering. UBS proposes to offer the notes to the public at a price of $1,000.00 per note. For additional information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc.	UBS Financial Services Inc.

Additional Terms Specific to the Notes

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement before you decide whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

You may access the accompanying product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website):

♦	Product Supplement No. EA-03-08 dated May 11, 2021:

https://www.sec.gov/Archives/edgar/data/200245/000095010321007048/dp150746_424b2-pp0308.htm

♦	Prospectus Supplement and Prospectus each dated May 11, 2021:

https://www.sec.gov/Archives/edgar/data/200245/000119312521157552/d423193d424b2.htm

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the trade date. The applicable agent will notify you in the event of any material changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of the notes. You may also choose to reject such changes, in which case the applicable agent may reject your offer to purchase the notes. References to “Citigroup Global Markets Holdings Inc.,” “we,” “our” and “us” refer to Citigroup Global Markets Holdings Inc. and not to any of its subsidiaries. References to “Citigroup Inc.” refer to Citigroup Inc. and not to any of its subsidiaries. In this pricing supplement, “notes” refers to the Absolute Return Notes Linked to the Performance of the S&P 500® Daily Risk Control 5% Excess Return Index, unless the context otherwise requires.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. The description in this pricing supplement of the particular terms of the notes supplements, and, to the extent inconsistent with, replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying product supplement, prospectus supplement and prospectus. You should carefully consider, among other things, the matters set forth in “Summary Risk Factors” in this pricing supplement and “ Risk Factors Relating to the Notes” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Use of Proceeds

An amount equal to the net proceeds of the sale of the notes will be allocated exclusively to finance or refinance, in whole or in part, “Eligible Green Assets”, which refers to loans and/or investments made by the issuer and its affiliates (“Citigroup”) for assets or projects that meet Citigroup’s Green Bond Eligibility Criteria (as defined below) in accordance with Citigroup’s Green Bond Framework (“Framework”). Citigroup has developed the Framework for issuances in order to finance projects that contribute to climate change mitigation as well as projects that promote sustainable infrastructure. The disclosure in this section regarding the use of proceeds of the notes supersedes the disclosure about the use of proceeds in the accompanying product supplement to the extent it is inconsistent with that disclosure. The issuer will pay the cost of hedging its obligations under the notes from its general funds.

Eligible Green Projects

Citigroup’s “Green Bond Eligibility Criteria” reflect good practices for supporting the transition to a low-carbon economy through projects in one or more of the following areas (“Eligible Green Projects”):

•	Renewable energy including land acquisition and leasing, purchase of renewable energy applications and technologies and associated equipment, construction work, maintenance work, equipment manufacturing and energy storage.

•	Energy efficiency including warehouse facilities for residential energy efficiency loans, municipal district heating projects, commercial and residential energy efficiency projects and consumer finance companies that provide residential energy efficiency loans.

•	Sustainable transportation including building or operating mass transit and creating or constructing infrastructure to support mass transit.

•	Water quality and conservation including installation or upgrade of water treatment infrastructure, installation or upgrade of water capture and storage infrastructure, installation or upgrade of water irrigation systems and water metering activities to support conservation initiatives.

•	Green building including financing of existing or new construction / renovation of residential and commercial buildings that earn any of the following certifications; LEED Gold, LEED Platinum, or the Living Building Challenge.

Citigroup has developed a list of exclusionary criteria (“Exclusionary Criteria”) for the use of the proceeds from the sale of the notes. Citigroup commits itself to not knowingly be involved in financing any of the following projects or activities through the proceeds of this offering:

•	Large-scale hydropower plants that have a generation capacity of over 15MW;

•	Nuclear power plants; or

•	Fossil fuel projects, including refined or alternative coal technologies, gas-to-liquid projects and natural gas projects.

Project Evaluation and Selection Process

Citigroup’s specialist teams, including Corporate Sustainability and Environmental and Social Risk Management (“ESRM”) teams, are responsible for screening potential eligible assets against the Green Bond Eligibility Criteria. Once screened, Eligible Green Assets will be added to a single pool that Citigroup maintains (the “Green Bond Asset Portfolio”).

Citigroup’s selection process for the Eligible Green Assets takes into account the following objectives, features and benefits:

•	Each Eligible Green Asset included meets the Green Bond Eligibility Criteria for inclusion in the Green Bond Asset Portfolio.

•	Each Eligible Green Asset included is also reviewed to ensure compliance with Citigroup’s ESRM policies.

If Citigroup’s investment in any asset in the Green Bond Asset Portfolio is terminated or if an asset no longer meets the Green Bond Eligibility Criteria, Citigroup’s Corporate Sustainability and ESRM teams will remove the asset from the Green Bond Asset Portfolio.

Management of Proceeds

Citigroup’s Green Bond Asset Working Group (the “Group”) is responsible for supervising the Green Bond Asset Portfolio and total aggregate amount issued by Citigroup in Green Bonds, including the notes. The Group meets quarterly aiming to ensure that the aggregate amount in the Green Bond Asset Portfolio is equal to or greater than the aggregate amount raised by Green Bonds. For this purpose, the aggregate size and maturity of the Green Bond Asset Portfolio is monitored quarterly.

If for any reason the aggregate amount in the Green Bond Asset Portfolio is less than the total outstanding amount of Green Bonds issued, Citigroup will hold the balance unallocated amount in cash, cash equivalents and/or other liquid marketable instruments (including U.S. Treasury securities) in Citigroup’s liquidity portfolio until the amount can be allocated towards the Green Bond Asset Portfolio.

Reporting

Citigroup will publish a report (the “Green Bond Report”) on its website within a year from issuance of the notes and will renew it annually until full allocation and in case of any material changes. The Green Bond Report will detail the total amount of assets in the Green Bond Asset Portfolio and the total outstanding amount raised by Green Bond issuances, including the notes.

Furthermore, the Green Bond Report will provide details of eligible assets within the Green Bond Asset Portfolio along with the issuer’s financial commitments to each asset; the total amount of unallocated proceeds, if any; and environmental impacts of the Green Bond Asset Portfolio to the extent it is practical to do so.

The issuer has engaged external independent accountants to review that the assets included in the Green Bond Asset Portfolio meet the Green Bond Eligibility Criteria and are not invested in assets as defined by the Exclusionary Criteria. Further, the independent accountants have been engaged to review that the aggregate amount in the Green Bond Asset Portfolio is equal to or greater than the aggregate amount raised by Green Bonds, and to the extent the total amount of the outstanding bonds is greater than the aggregate amount in the Green Bond Asset Portfolio, the difference will be held in cash, cash equivalents and/or other liquid marketable instruments (including U.S. Treasury securities) in the issuer’s liquidity portfolio.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Summary Risk Factors” beginning on page PS-5 of this pricing supplement, “The Underlying” beginning on page PS-11 of this pricing supplement and “Risk Factors Relating to the Notes” beginning on page EA-6 of the accompanying product supplement.

The notes may be suitable for you if, among other considerations:	The notes may not be suitable for you if, among other considerations:

♦  You fully understand the risks inherent in an investment in the notes.

♦  You would be willing to invest in the notes if the final valuation date and maturity date were set at the latest end of the range indicated on the cover page hereof (the actual final valuation date and maturity date will be set on the trade date).

♦  You can tolerate fluctuations in the value of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying.

♦  You do not seek current income from your investment and are willing to forgo dividends or any other distributions paid on the stocks included in the underlying for the term of the notes.

♦  You understand and accept the risks associated with the underlying.

♦  You are willing and able to hold the notes to maturity, and accept that there may be little or no secondary market for the notes and that any secondary market will depend in large part on the price, if any, at which CGMI is willing to purchase the notes.

♦  You understand that the underlying is likely to have limited exposure to, and therefore to significantly underperform, the absolute return of the S&P 500® Total Return Index.

♦  You understand that the underlying is an excess return index and its performance will be reduced by an excess return deduction.

♦  You are willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the notes, and understand that if Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations you might not receive any amounts due to you, including any repayment of the stated principal amount.

♦  You do not fully understand the risks inherent in an investment in the notes.

♦  You would not be willing to invest in the notes if the final valuation date and maturity date were set at the latest end of the range indicated on the cover page hereof (the actual final valuation date and maturity date will be set on the trade date).

♦  You cannot tolerate fluctuations in the value of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying.

♦  You seek current income from your investment or prefer to receive the dividends and any other distributions paid on the stocks included in the underlying for the term of the notes.

♦  You do not understand or accept the risks associated with the underlying.

♦  You are unwilling or unable to hold the notes to maturity, or you seek an investment for which there will be an active secondary market.

♦  You seek an investment that fully participates in the absolute return of the S&P 500® Total Return Index.

♦  You are unwilling to accept that the underlying is subject to an excess return deduction.

♦  You are not willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the notes, including any repayment of the stated principal amount.

Indicative Terms
Issuer	Citigroup Global Markets Holdings Inc.
Guarantee	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Issue price	100% of the stated principal amount per note
Stated principal amount	$1,000.00 per note
Term	Approximately 33 to 36 months
Trade date[1]	June 15, 2022
Settlement date[1]	June 21, 2022
Final valuation date[1,2,3]	Expected to be between March 17, 2025 and June 16, 2025
Maturity date[1,3]	Expected to be between March 20, 2025 and June 20, 2025
Absolute return	The absolute value of the underlying return. For example, if the underlying return is -5.00%, the absolute return is +5.00% and if the underlying return is +5.00%, the absolute return is +5.00%.
Underlying	S&P 500® Daily Risk Control 5% Excess Return Index (Ticker: SPXT5UE)
Payment at maturity (per $1,000.00 stated principal amount of notes)

Citigroup Global Markets Holdings Inc. will pay you a cash payment per $1,000.00 stated principal amount of notes that provides you with the stated principal amount of $1,000.00 plus a return equal to the absolute return, calculated as follows:

$1,000.00 × (1 + absolute return)

Underlying return	final underlying level – initial underlying level initial underlying level
Initial underlying level	The closing level of the underlying on the trade date, as specified on the cover page of this pricing supplement
Final underlying level	The closing level of the underlying on the final valuation date

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF THE STATED PRINCIPAL AMOUNT AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER AND THE GUARANTOR. IF CITIGROUP GLOBAL MARKETS HOLDINGS INC. AND CITIGROUP INC. WERE TO DEFAULT ON THEIR OBLIGATIONS, YOU MIGHT NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Investment Timeline

Trade date:	The initial underlying level is observed.

Maturity date:

The final underlying level is determined on the final valuation date and the underlying return is calculated.

Citigroup Global Markets Holdings Inc. will pay you a cash payment per $1,000.00 stated principal amount of notes that provides you with the stated principal amount of $1,000.00 plus a return equal to the absolute return, calculated as follows:

$1,000.00 × (1 + absolute return)

[1]	In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date may be changed to ensure that the stated term of the notes remains the same.

[2]	Subject to postponement as described under “Description of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date” in the accompanying product supplement.

[3]	To be determined on the trade date.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

♦	You may not receive any return on your investment in the notes — The return on the notes, if any, at maturity is linked to the performance of the underlying. You will receive only the $1,000.00 stated principal amount for each note you hold at maturity and will not receive any return on your investment if the initial underlying level is equal to the final underlying level. Even if you do receive a positive return on your investment, there is no assurance that your total return on the notes will be as great as could have been achieved on conventional debt securities of ours of comparable maturity. The notes have been designed for investors who are willing to forgo market interest rates in exchange for a return, if any, based on the absolute value of the performance of the underlying.

♦	The notes do not pay interest — Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

♦	Sale of the notes prior to maturity may result in a loss of principal — You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

♦	The final valuation date and the maturity date are pricing terms of the notes and will be set by us on the trade date — We will not set the final valuation date or the maturity date until the trade date. Therefore, the term of the notes could be as short as approximately 33 months or as long as approximately 36 months. You should be willing to hold the notes for up to approximately 36 months. The final valuation date and the maturity date selected by us could have an impact on the value of the notes.

♦	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the absolute return is not sufficiently great — This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that may generate greater returns. If any return you receive at maturity is not sufficiently great, you may incur a loss on the notes in real value terms. This potential loss in real value terms is significant given the approximately 33- to 36-month term of the notes. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

♦	Investing in the notes is not equivalent to investing in the underlying or the stocks included in the underlying. — You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks included in the underlying.

♦	Your payment at maturity depends on the closing level of the underlying on a single day — Because the payment at maturity on the notes depends on the closing level of the underlying solely on the final valuation date, you are subject to the risk that the closing level of the underlying on that day may result in a lower absolute return than on one or more other dates during the term of the notes, including other dates near the final valuation date. If you had invested in another instrument linked to the underlying that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing levels of the underlying, you might have achieved better returns.

♦	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. — Any payment on the notes will be made by Citigroup Global Markets Holdings Inc. and is guaranteed by Citigroup Inc., and therefore is subject to the credit risk of both Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive any payments that become due under the notes. As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our and Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in either of our or Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking either of our or Citigroup Inc.’s credit risk is likely to adversely affect the value of the notes.

♦	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity — The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

♦	The estimated value of the notes on the trade date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price — The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the underwriting discount paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

♦	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models — CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

♦	The estimated value of the notes would be lower if it were calculated based on our secondary market rate — The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

♦	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market — Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

♦	The value of the notes prior to maturity will fluctuate based on many unpredictable factors — As described under “Valuation of the Notes” below, the payout on the notes could be replicated by a hypothetical package of financial instruments consisting of a fixed-income bond and one or more derivative instruments. As a result, the factors that influence the values of fixed-income bonds and derivative instruments will also influence the terms of the notes at issuance and the value of the notes prior to maturity. Accordingly, the value of your notes prior to maturity will fluctuate based on the level and volatility of the underlying and a number of other factors, including the price and volatility of the stocks that constitute the underlying, dividend yields on the stocks that constitute the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the level of the underlying may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

♦	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment — The amount of this temporary upward adjustment will decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

♦	The underlying is likely to significantly underperform the absolute return of the S&P 500® Total Return Index, and as a result an investment in the notes may significantly underperform the S&P 500® Total Return Index — The underlying adjusts its exposure to the S&P 500® Total Return Index on a daily basis in an attempt to maintain a constant volatility equal to its volatility target of 5%. At any time when the historical realized volatility of the S&P 500® Total Return Index is greater than 5%, the underlying will have less than 100% exposure and therefore participate in less than 100% of the excess return of the S&P 500® Total Return Index. Historically, the realized volatility of the S&P 500® Total Return Index has significantly exceeded 5% even during periods of relatively stable appreciation. As a result, the underlying is likely to reflect only a limited degree of participation in the performance of the S&P 500® Total Return Index, and therefore is likely to significantly underperform the absolute return of the S&P 500® Total Return Index.

♦	Because the notes offer the possibility of a positive return at maturity regardless of whether the underlying appreciates or declines, you will not receive a benefit from the underlying’s volatility targeting feature even though you will be subject to its significant drawbacks — One feature of the underlying’s volatility targeting mechanism is that it may reduce the potential for large underlying declines in volatile U.S. equity markets. However, that reduced potential for large underlying declines is not a benefit to investors in the notes, because the notes offer the potential for a positive return at maturity based on the absolute return, regardless of whether the underlying appreciates or declines. Investors in the notes will, however, be fully subject to the drawbacks of the volatility targeting mechanism, in the form of reduced participation in the absolute return of the S&P 500 Total Return Index and, in turn, a lower absolute return and payment at maturity on the notes.

♦	The excess return deduction will adversely affect the performance of the underlying — The underlying is an “excess return” index, which means that, in calculating the performance of the underlying, the daily return of the S&P 500® Total Return Index will be reduced by a rate equal to SOFR plus a spread of .02963%. This excess return deduction reduces the performance of the underlying, and any increase in SOFR will increase its negative effect. Although many factors may affect the level of SOFR, one important factor is the monetary policy of the Federal Reserve. If the Federal Reserve raises its federal funds target rate, the level of SOFR is very likely to rise. Although the Federal Reserve maintained the federal funds target rate at relatively low levels in recent years, the Federal Reserve has begun to raise the federal funds target rate and may do so further at any time and, as a result, SOFR may rise, perhaps significantly. If the Federal Reserve raises interest rates (specifically, its federal funds target rate), or if SOFR rises for any other reason, the excess return of the S&P 500® Total Return Index (and, therefore, the performance of the underlying) will be adversely affected. The excess return deduction will place a drag on the performance of the underlying, offsetting any appreciation of the S&P 500® Total Return Index, exacerbating any depreciation of the S&P 500® Total Return Index and causing the level of the underlying to decline steadily if the value of the S&P 500® Total Return Index remains relatively constant.

♦	The index methodology for the underlying was amended on December 20, 2021 to replace the rate used to determine the excess return deduction from overnight U.S. dollar LIBOR to SOFR plus a spread, and the historical performance of the underlying prior to December 20, 2021 may therefore not reflect how the underlying would have performed had it been based on an excess return deduction equal to SOFR plus a spread during the historical period — Prior to December 20, 2021, the performance of the underlying was calculated by reducing the daily return of the S&P Total Return index by a rate equal to the overnight U.S. dollar LIBOR. In light of the announcement by the U.K. Financial Conduct Authority that overnight U.S. dollar LIBOR will either cease to be provided by any administrator or no longer be representative after June 30, 2023, the publisher of the underlying has determined that the underlying’s excess return deduction would be calculated, from and after December 20, 2021, by reference to SOFR plus a spread in lieu of overnight U.S. dollar LIBOR. SOFR differs from overnight U.S. dollar LIBOR in a number of respects (for example, SOFR is a secured rate, while LIBOR is an unsecured rate). Therefore, the performance of the underlying in the future may differ from the performance it would have realized if the underlying’s excess return deduction had continued to be based on overnight U.S. dollar LIBOR, and the historical performance of the underlying prior to December 20, 2021 may not reflect how the underlying would have performed had the underlying’s excess return deduction been calculated based on SOFR plus a spread during the historical period.

♦	SOFR is a relatively new market index and future performance cannot be predicted based on historical performance — In calculating the level of the underlying, the daily return of the S&P 500® Total Return Index will be reduced by a rate equal to SOFR plus a spread of .02963%. As a result, the level of the underlying is significantly influenced by SOFR. The Federal Reserve Bank of New York (the “NY Federal Reserve”) began to publish SOFR in April 2018. Although the NY Federal Reserve has also begun publishing historical indicative SOFR going back to 2014, such prepublication historical data inherently involves assumptions, estimates and approximations. You should not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates. As a result, the return level of the underlying may be adversely affected.

♦	Although the title of the underlying includes the words “risk control”, the notes are subject to all of the risks described in this section — The sponsor of the underlying uses the term “risk control” to refer to the volatility targeting feature of the underlying, and in this context it uses the term “risk” to mean volatility. The words “risk control” should not be taken to mean that the underlying or the notes have little or no risk. On the contrary, investors in the notes are subject to all of the risks described in this section.

♦	Adjustments to the underlying may affect the value of your notes — The publisher of the underlying may add, delete or substitute the stocks included in the underlying or make other methodological changes that could affect the level of the underlying. Moreover, the publisher of the underlying may discontinue or suspend calculation or publication of the underlying at any time without regard to your interests as holders of the notes.

♦	We have no affiliation with the publisher of the underlying and are not responsible for its public disclosures — We are not affiliated with the publisher of the underlying, and the publisher of the underlying is not involved with the offering of the notes in any way. Consequently, we have no control over the actions of the publisher of the underlying, including any actions that could adversely affect the level of the underlying. The publisher of the underlying has no obligation to consider your interests as an investor in the notes in taking any such actions. None of the money you pay for the notes will go to the publisher of the underlying. In addition, as we are not affiliated with the publisher of the underlying, we do not assume any responsibility for the accuracy or adequacy of any information about the underlying contained in the public disclosures of the publisher of the underlying. We have made no “due diligence” or other investigation into the publisher of the underlying in connection with the offering of the notes. As an investor in the notes, you should make your own investigation into the underlying.

♦	Our offering of the notes is not a recommendation of the underlying — You should not take our offering of the notes as an expression of our views about how the underlying will perform in the future or as a recommendation to invest in the underlying, including through an investment in the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions) that conflict with an investment in the notes, including positions in stocks included in the underlying. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives and financial resources.

♦	Our affiliates, or UBS or its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes — Any such research, opinions or recommendations could affect the closing level of the underlying and the value of the notes. Our affiliates, and UBS and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by our affiliates or by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. These and other activities of our affiliates or UBS or its affiliates may adversely affect the level of the underlying and may have a negative impact on your interests as a holder of the notes. Investors should make their own independent investigation of the merits of investing in the notes and the underlying to which the notes are linked.

♦	Trading and other transactions by our affiliates, or by UBS or its affiliates, in the equity and equity derivative markets may impair the value of the notes — We expect to hedge our exposure under the notes through CGMI or other of our affiliates, who will likely enter into equity and/or equity derivative transactions, such as over-the-counter options or exchange-traded instruments, relating to the underlying or the stocks included in the underlying and may adjust such positions during the term of the notes. It is possible that our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. Our affiliates and UBS and its affiliates may also engage in trading in instruments linked to the underlying on a regular basis as part of their respective general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the level of the underlying and reduce the return on your investment in the notes. Our affiliates or UBS or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the underlying. By introducing competing products into the marketplace in this manner, our affiliates or UBS or its affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

♦	Our affiliates, or UBS or its affiliates, may have economic interests that are adverse to yours as a result of their respective business activities — Our affiliates or UBS or its affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, our affiliates or UBS or its affiliates may acquire non-public information about those issuers, which they will not disclose to you. Moreover, if any of our affiliates or UBS or any of its affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against that issuer that are available to them without regard to your interests.

♦	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes — If certain events occur, such as market disruption events or the discontinuance of the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect what you receive at maturity. Such judgments could include, among other things:

o	determining whether a market disruption event has occurred on the final valuation date;

o	if a market disruption event has occurred on the final valuation date, determining whether to postpone the final valuation date;

o	determining the level of the underlying if the level is not otherwise available or a market disruption event has occurred; and

o	selecting a successor underlying or performing an alternative calculation of the closing level of the underlying if the underlying is discontinued or materially modified (see “Description of the Notes—Certain Additional Terms for Notes Linked to an Underlying Index—Discontinuance or Material Modification of an Underlying Index” in the accompanying product supplement).

In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

Hypothetical Examples

Hypothetical terms only. Actual terms may vary. See the cover page for actual offering terms.

The diagram below illustrates your hypothetical payment at maturity for a range of hypothetical percentage changes from the initial underlying level to the final underlying level.

The following table and hypothetical examples below illustrate the payment at maturity per $1,000.00 stated principal amount of notes for a hypothetical range of performances for the underlying from -100.00% to +100.00%. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The actual payment at maturity will be determined based on the final underlying level on the final valuation date. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and in the examples below have been rounded for ease of analysis.

Final Underlying Level	Underlying Return	Absolute Return	Payment at Maturity	Total Return on Notes at Maturity(1)
200.00	100.00%	100.00%	$2,000.00	100.00%
190.00	90.00%	90.00%	$1,900.00	90.00%
180.00	80.00%	80.00%	$1,800.00	80.00%
170.00	70.00%	70.00%	$1,700.00	70.00%
160.00	60.00%	60.00%	$1,600.00	60.00%
150.00	50.00%	50.00%	$1,500.00	50.00%
140.00	40.00%	40.00%	$1,400.00	40.00%
130.00	30.00%	30.00%	$1,300.00	30.00%
120.00	20.00%	20.00%	$1,200.00	20.00%
110.00	10.00%	10.00%	$1,100.00	10.00%
100.00	0.00%	0.00%	$1,000.00	0.00%
90.00	-10.00%	10.00%	$1,100.00	10.00%
80.00	-20.00%	20.00%	$1,200.00	20.00%
70.00	-30.00%	30.00%	$1,300.00	30.00%
60.00	-40.00%	40.00%	$1,400.00	40.00%
50.00	-50.00%	50.00%	$1,500.00	50.00%
40.00	-60.00%	60.00%	$1,600.00	60.00%
30.00	-70.00%	70.00%	$1,700.00	70.00%
20.00	-80.00%	80.00%	$1,800.00	80.00%
10.00	-90.00%	90.00%	$1,900.00	90.00%
0.00	-100.00%	100.00%	$2,000.00	100.00%

1 The “Total Return on Notes at Maturity” is calculated as (a) the payment at maturity per note minus the $1,000.00 issue price per note divided by (b) the $1,000.00 issue price per note.

Example 1 — The final underlying level of 110.00 is greater than the initial underlying level of 100.00, resulting in an underlying return of 10.00%. Because the absolute return is 10.00%, Citigroup Global Markets Holdings Inc. would pay you the $1,000.00 stated principal amount per note plus a return equal to 10.00%, resulting in a payment at maturity of $1,100.00 per $1,000.00 stated principal amount (a total return at maturity of 10.00%*), calculated as follows:

$1,000.00 × (1 + absolute return)

$1,000.00 × (1 + 10.00%) = $1,100.00

Example 2 — The final underlying level of 90.00 is less than the initial underlying level of 100.00, resulting in an underlying return of -10.00%. Because the absolute return is 10.00%, Citigroup Global Markets Holdings Inc. would pay you the $1,000.00 stated principal amount per note plus a return equal to 10.00%, resulting in a payment at maturity of $1,100.00 per $1,000.00 stated principal amount (a total return at maturity of 10.00%*), calculated as follows:

$1,000.00 × (1 + absolute return)

$1,000.00 × (1 + 10.00%) = $1,100.00

Example 3 — The final underlying level of 100.00 is equal to the initial underlying level of 100.00, resulting in an underlying return of 0.00%. Because the absolute return is zero, Citigroup Global Markets Holdings Inc. would pay you the $1,000.00 stated principal amount per note but you would not receive any positive return. Your payment at maturity per $1,000.00 stated principal amount would be calculated as follows:

$1,000.00 × (1 + absolute return)

$1,000.00 × (1 + 0.00%) = $1,000.00

Any payment on the notes, including any repayment of the stated principal amount at maturity, is subject to the creditworthiness of the issuer and the guarantor, and if the issuer and the guarantor were to default on their obligations, you could lose your entire investment.

* The total return at maturity is calculated as (a) the payment at maturity per note minus the $1,000.00 issue price per note divided by (b) the $1,000.00 issue price per note.

The Underlying

Overview

The S&P 500® Daily Risk Control 5% Excess Return Index, which we refer to as the “underlying”, tracks the daily return of the S&P 500® Total Return Index with two modifications:

1.	Excess return deduction. In calculating the level of the underlying, the daily return of the S&P 500® Total Return Index is reduced by a rate equal to SOFR plus a spread of .02963% (prorated for the number of calendar days since the most recent trading day). We refer to the daily return of the S&P 500® Total Return Index after deducting SOFR plus the spread as its “excess return”. This excess return deduction reduces the performance of the underlying, and any increase in SOFR will increase its negative effect.

2.	Volatility targeting through daily exposure adjustment. On each trading day, the underlying reflects between 0% and 150% exposure to the excess return of the S&P 500® Total Return Index. The degree of exposure that the underlying has to the excess return of the S&P 500® Total Return Index, which we refer to as the “leverage factor”, is reset at the close of each trading day based on the historical realized volatility of the S&P 500® Total Return Index as measured on the second preceding trading day. The leverage factor is adjusted daily in an attempt to maintain a constant volatility for the underlying equal to the target volatility of 5%. If the historical realized volatility of the S&P 500® Total Return Index exceeds 5%, then the underlying will reduce its exposure to the S&P 500® Total Return Index in an attempt to maintain a volatility for the underlying of 5%, and vice versa.

The underlying’s volatility targeting feature is premised on the assumption that the S&P 500® Total Return Index is likely to have increased volatility during a period of decline and decreased volatility during a period of appreciation. Accordingly, the underlying decreases exposure to the S&P 500® Total Return Index during periods of heightened historical realized volatility and increases exposure to the S&P 500® Total Return Index during periods of lower historical realized volatility. In this way, the underlying seeks to reduce the risk of a large decline in the underlying as compared to the S&P 500® Total Return Index. Moreover, it is important to understand that the realized volatility of the S&P 500® Total Return Index has historically significantly exceeded 5% even during periods of relatively stable appreciation. As a result, the underlying is likely to reflect only a limited degree of participation in the performance of the S&P 500® Total Return Index, and therefore is likely to significantly underperform the absolute return of the S&P 500® Total Return Index.

The sponsor of the underlying, S&P Dow Jones Indices, refers to the volatility targeting feature of the underlying as a “risk control” feature. In doing so, S&P Dow Jones Indices uses the term “risk” to mean volatility. It is important to understand that “risk control” does not mean that the underlying will not decline, nor does it address other sources of risk inherent in an investment in the notes, such as credit risk, liquidity risk, underperformance risk and the other risks described in “Summary Risk Factors” in this pricing supplement.

All information contained in this pricing supplement regarding the underlying has been derived from publicly available information, without independent verification by us. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices. S&P Dow Jones Indices has no obligation to continue to publish the underlying and may discontinue the publication of the underlying at any time.

Volatility Targeting

The underlying seeks to maintain a constant volatility equal to its target volatility of 5%. It does so by adjusting its exposure to the excess return of the S&P 500® Total Return Index (i.e., its leverage factor) on a daily basis based on the historical realized volatility of the S&P 500® Total Return Index. At the close of each trading day, the leverage factor is reset to be equal to the target volatility of 5% divided by the historical realized volatility of the S&P 500® Total Return Index as measured on the second preceding trading day, subject to a maximum leverage factor of 150%. The leverage factor that is set at the close of each trading day applies to the performance of the S&P 500® Total Return Index over the next trading day.

For example, if the relevant historical realized volatility were equal to 20%, then the underlying would have a leverage factor equal to 25%, calculated as the target volatility of 5% divided by the historical realized volatility of 20%. With a leverage factor equal to 25%, the underlying would participate in 25% of the excess return of the S&P 500® Total Return Index over the next trading day. For example, if the excess return of the S&P 500® Total Return Index over the next trading day were to be 1%, then the underlying would increase by 0.25% (which is 25% of 1%), and if the excess return of the S&P 500® Total Return Index over the next trading day were to be -1%, then the underlying would decline by 0.25% (which is 25% of -1%). At any time when the leverage factor is less than 100%, the underlying will have reduced exposure to any negative performance of the S&P 500® Total Return Index, but will also not fully participate in any positive performance.

To take another example, if the relevant historical realized volatility were equal to 4%, then the underlying would have a leverage factor equal to 125%, calculated as the target volatility of 5% divided by the historical realized volatility of 4%. With a leverage factor equal to 125%, the underlying would participate in 125% of the excess return of the S&P 500® Total Return Index over the next trading day. For example, if the excess return of the S&P 500® Total Return Index over the next trading day were to be 1%, then the underlying would increase by 1.25% (which is 125% of 1%), and if the excess return of the S&P 500® Total Return Index over the next trading day were to be -1%, then the underlying would decline by 1.25% (which is 125% of -1%). When the leverage factor is greater than 100%, the underlying will have leveraged exposure to the excess return of the S&P 500® Total Return Index, magnifying its exposure to any appreciation as well as to any decline.

Historical realized volatility is a measure of the size of daily fluctuations (whether positive or negative) in the level of the S&P 500® Total Return Index over a prior period. Larger daily fluctuations mean greater volatility and smaller daily fluctuations mean lower volatility.

The underlying measures historical realized volatility as the greater of two exponentially weighted measures of realized volatility, which the underlying sponsor refers to as “short-term” realized volatility and “long-term” realized volatility. These two measures of realized volatility are exponentially weighted, which means that in calculating realized volatility they assign the greatest weight to the most recent daily return of the S&P 500® Total Return Index and progressively decreasing weight to earlier daily returns. The difference in these two realized volatility measures is in how much weight is assigned to more recent daily returns compared to earlier daily returns.

The underlying measures short-term realized volatility on any date as the annualized standard deviation of all daily returns of the S&P 500® Total Return Index up to and including such date, where daily returns are exponentially weighted with a decay factor of 94%. The underlying measures long-term realized volatility on any date as the annualized standard deviation of all daily returns of the S&P 500® Total Return Index up to and including such date, where daily returns are exponentially weighted with a decay factor of 97%.

With a decay factor of 94%, the short-term realized volatility measure assigns a weight of 6% to the most recent daily return of the S&P 500® Total Return Index. The next most recent daily return has a weight equal to 94% of 6%, which is 5.64%. The next most recent daily return after that has a weight equal to 94% of 5.64%, which is 5.3016%, and so on. The daily return on each trading day has a weight equal to 94% of the weight given to the daily return that is one trading day more recent. The 11 most recent daily returns account for approximately 50% of the weight of the short-term realized volatility measure.

With a decay factor of 97%, the long-term realized volatility measure assigns a weight of 3% to the most recent daily return of the S&P 500® Total Return Index. The next most recent daily return has a weight equal to 97% of 3%, which is 2.91%. The next most recent daily return after that has a weight equal to 97% of 2.91%, which is 2.8227%, and so on. The daily return on each trading day has a weight equal to 97% of the weight given to the daily return that is one trading day more recent. The 11 most recent daily returns account for approximately 28% of the weight of the long-term realized volatility measure.

Both measures of realized volatility are exponentially weighted and therefore assign the greatest weight to the most recent daily returns of the S&P 500® Total Return Index. The short-term realized volatility measure is considered a “short-term” measure because it assigns significantly more weight than the long-term realized volatility measure to the most recent daily returns, and more recent daily returns are therefore a more significant driver of the short-term realized volatility measure than they are of the long-term realized volatility measure. The converse is true for the long-term realized volatility measure.

Because the historical realized volatility used by the underlying is the greater of short-term realized volatility and long-term realized volatility, the underlying is designed to adjust exposure to the S&P 500® Total Return Index more quickly in response to an increase in volatility than to a decrease in volatility.

In all events, the historical realized volatility used by the underlying is retrospective and is subject to a time lag, and it will be some period of time before a recent change in volatility of the S&P 500® Total Return Index is fully reflected in the historical realized volatility measure used by the underlying to determine exposure to the S&P 500® Total Return Index.

In this section, “trading day” means a day on which the S&P 500® Total Return Index is calculated.

S&P 500® Total Return Index

The S&P 500® Total Return Index is a variant of the S&P 500® Index. The S&P 500® Total Return Index is composed of the same portfolio of constituent stocks as the S&P 500® Index but reinvests both ordinary cash dividends and special dividends paid by the constituent stocks. Dividends are reinvested in the S&P 500® Total Return Index as a whole, not in the specific stock paying the dividend. Ordinary cash dividends are applied on the ex-date in calculating the S&P 500® Total Return Index. Special dividends are those dividends that are outside of the normal payment pattern established historically by the issuer of the constituent stock. These may be described by the issuer as “special,” “extra,” “year-end,” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. Special dividends are treated as corporate actions with offsetting price and divisor adjustments.

The S&P 500® Index

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. It is calculated and maintained by S&P Dow Jones Indices LLC. The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”

“Standard & Poor’s,” “S&P” and “S&P 500®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Citigroup Inc. and its affiliates.

Composition of the S&P 500® Index

Securities must satisfy the following eligibility factors to be considered for inclusion in the S&P 500® Index. Constituent selection is at the discretion of the S&P Dow Jones’s U.S. index committee (for purposes of this section, the “index committee”) and is based on the eligibility criteria.

Changes to the S&P 500® Index are made as needed, with no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced one to five days before they are scheduled to be implemented.

Additions to the S&P 500® Index are evaluated based on the following eligibility criteria:

•	Domicile. Only common stocks of U.S. companies are eligible. For index purposes, a U.S. company has the following characteristics:

•	the company files 10-K annual reports;

•	the U.S. portion of fixed assets and revenues constitutes a plurality of the total, but need not exceed 50%. When these factors are in conflict, assets determine plurality. Revenue determines plurality when there is incomplete asset information. If this criteria is not met or is ambiguous, S&P Dow Jones may still deem the company to be a U.S. company for index purposes if its primary listing, headquarters and incorporation are all in the United States and/or “a domicile of convenience” (Bermuda, Channel Islands, Gibraltar, islands in the Caribbean, Isle of Man, Luxembourg, Liberia or Panama); and

•	the primary listing is on an eligible U.S. exchange as described below.

In situations where the only factor suggesting that a company is not a U.S. company is its tax registration in a “domicile of convenience” or another location chosen for tax-related reasons, S&P Dow Jones normally determines that the company is still a U.S. company. The final determination of domicile eligibility is made by the index committee, which can consider other factors including, but not limited to, operational headquarters location, ownership information, location of officers, directors and employees, investor perception and other factors deemed to be relevant.

•	Exchange Listing. A primary listing on one of the following U.S. exchanges is required: NYSE, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX or Investors Exchange (IEX) exchanges. Ineligible exchanges include the OTC Bulletin Board and Pink Sheets.

•	Organizational Structure and Share Type. Eligible organizational structures and share types are corporations (including equity and mortgage REITS) and common stock (i.e., shares). Ineligible organizational structures and share types include business development companies, limited partnerships, master limited partnerships, limited liability companies, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, preferred and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights, American Depositary Receipts and tracking stocks.

As of July 31, 2017, companies with multiple share class structures are not eligible to be added to the S&P 500® Index, but securities already included in the S&P 500® Index have been grandfathered and will remain in the S&P 500® Index.

•	Market Capitalization. The unadjusted company market capitalization should be within a specified range. For the S&P 500® Index, the range is currently $6.1 billion or more. These ranges are reviewed from time to time to assure consistency with market conditions. For spin-offs, S&P 500® Index membership eligibility is determined using when-issued prices, if available.

•	Liquidity. Using composite pricing and volume, the ratio of annual dollar value traded (defined as average closing price over the period multiplied by historical volume) to float-adjusted market capitalization should be at least 1.00, and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date.

•	Investable Weight Factor. The Investable Weight Factor (“IWF”) for each company represents the portion of the total shares outstanding that are considered part of the public float for purposes of the S&P 500® Index. An IWF of at least 0.50 is required.

•	Financial Viability. The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter. For equity real estate investment trusts (REITs), financial viability is based on GAAP earnings and/or Funds From Operations (FFO), if reported.

•	Treatment of IPOs. Initial public offerings should be traded on an eligible exchange for at least 12 months before being considered for addition to the S&P 500® Index. Spin-offs or in-specie distributions from existing constituents do not need to be seasoned for 12 months prior to their inclusion in the S&P 500® Index.

•	Sector Balance. The company is evaluated for its contribution to sector balance maintenance, as measured by a comparison of each GICS® sector’s weight in the S&P U.S. Total Market Index, in the relevant market capitalization range. The S&P Total Market Index is a float-adjusted, market-capitalization weighted index designed to track the broad U.S. equity market, including large-, mid-, small- and micro-cap stocks.

Exceptions to the above criteria include:

•	A company not included in the S&P 500® Index that acquires a company included in the S&P 500® Index, but that does not fully meet the financial viability or IWF criteria, may still be added to S&P 500® Index at the discretion of the index committee if the Committee determines that the addition could minimize turnover and enhance the representativeness of the S&P 500® Index as a market benchmark

•	Current constituents of the S&P 500® Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index (each, an “S&P Composite 1500® Component Index”) can be migrated from one S&P Composite 1500® Component Index to another without meeting the financial viability, public float and/or liquidity eligibility criteria if the index committee decides that such a move will enhance the representativeness of the relevant index as a market benchmark.

•	Companies that are spun-off from the S&P 500® Index do not need to meet the addition criteria above, but they should be considered U.S. domiciled as described above and have a total market capitalization representative of the S&P 500® Index.

•	S&P Dow Jones consolidates the share count for the Berkshire Hathaway Inc. under the B share class line due to turnover and liquidity concerns.

S&P Dow Jones believes turnover in membership in the S&P 500® Index should be avoided when possible. At times a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the S&P 500® Index, not for continued membership. As a result, a constituent of the S&P 500® Index that appears to violate criteria for addition to the S&P 500® Index is not deleted unless ongoing conditions warrant an index change.

Removals from the S&P 500® Index are evaluated based as follows:

•	A company involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria is deleted from the S&P 500® Index at a time announced by S&P Dow Jones, normally at the close of the last day of trading or expiration of a tender offer. Constituents that are halted from trading may be kept in the S&P 500® Index until trading resumes, at the discretion of the index committee. If a stock is moved to the pink sheets or the bulletin board, the stock is removed.

•	A company that substantially violates one or more of the eligibility criteria may be deleted at the index committee’s discretion.

Any company that is removed from the S&P 500® Index (including discretionary and bankruptcy/exchange delistings) must wait a minimum of one year from its index removal date before being reconsidered as a replacement candidate.

Calculation of the S&P 500® Index

The S&P 500® Index are float-adjusted market capitalization-weighted indices. On any given day, the index value of each S&P 500® Index is the total float-adjusted market capitalization of that S&P 500® Index’s constituents divided by its divisor. The float-adjusted market capitalization reflects the price of each stock in the S&P 500® Index multiplied by the number of shares used in the index value calculation.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, and those holders whose investments depend on the stock’s price and their evaluation of a company’s future prospects. Generally, these “control holders” include officers and directors, private equity, venture capital & special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an IWF, which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the S&P 500® Index.

Divisor. Continuity in index values of the S&P 500® Index is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the S&P 500® Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each S&P 500® Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that S&P 500® Index. The divisor of each S&P 500® Index is adjusted such that the index value of that S&P 500® Index at an instant just prior to a change in base capital equals the index value of that S&P 500® Index at an instant immediately following that change.

Maintenance of the S&P 500® Index

Changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced one to five days before they are scheduled to be implemented.

Share Updates. All mergers and acquisitions (“M&A”) driven changes to the S&P 500® Index are implemented with one to five business days’ notice on a best efforts basis. Any share issuance for the acquirer is implemented to coincide with the drop event for the target. An M&A driven share/IWF change does not need to meet any minimum threshold requirement for implementation. This helps minimize turnover in indices. Any merger related IWF change that results in an IWF of 0.96 or greater is rounded up to 1.00 at the next annual IWF review. At S&P Dow Jones’ discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September and December.

5% Rule. Confirmed share changes that are at least 5% of the total shares outstanding are implemented weekly. Total shares outstanding and not float-adjusted shares are used to determine whether the share change meets this 5% threshold. The 5% rule applies to share changes only. IWF changes are only considered if a share change meets the 5% threshold.

Changes to an index constituent’s total shares outstanding of at least 5% are applied weekly and are announced after the market close on Fridays for implementation after the close of trading the following Friday (i.e., one week later). Examples of such changes include public offerings (also known as secondary offerings or follow-on offerings), tender offers, Dutch auctions, exchange offers, bought deal equity offerings, prospectus offerings, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of derivative securities, at-the-market stock offerings, and acquisitions of private companies or non-index companies that do not trade on a major exchange. If an exchange holiday/closure falls on a Friday, the weekly share change announcement will be made the day before the exchange holiday/closure, and the implementation date will remain after the close of trading the following Friday (i.e., one week later).

If a 5% or more share change causes a company’s IWF to change by five percentage points or more (for example from 0.80 to 0.85), the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

Notwithstanding the foregoing, share or IWF changes of 5% or more due to public offerings (also known as placements or secondary offerings) are made effective at the open of the next day under certain conditions. Secondary offerings by selling shareholders are recognized the next day if certain conditions are met, or weekly via an IWF change if the secondary offering is at least 5% of total shares outstanding.

Share/IWF Freezes. A share/IWF freeze period is implemented during each quarterly rebalancing. The freeze period begins after the market close on the Tuesday preceding the second Friday of each rebalancing month (i.e., March, June, September, and December) and ends after the market close on the third Friday of a rebalancing month. Pro-forma files are normally released after the market close on the second Friday, one week prior to the rebalancing effective date. In September, preliminary share and float data are released on the first Friday of the month, but the share freeze period for September will follow the same schedule as the other three quarterly share freeze periods. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 13, the share/IWF freeze period will begin after the close of trading on Tuesday, March 10 and will end after the close of trading the following Friday, March 20 (i.e., the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed except for certain corporate action events (such as merger activity, stock splits, rights offerings). Share/IWF changes for index constituents resulting from secondary public offerings that would otherwise be eligible for next day implementation are instead collected during the freeze period and added to the weekly share change announcement on the third Friday of the rebalancing month for implementation the following Friday night. There is no weekly share change announcement on the second Friday of a rebalancing month.

Corporate Actions. Corporate actions (such as stock splits, stock dividends, non-zero price spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the index committee’s discretion.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	The spin-off is added to the S&P 500® Index on the ex-date at a price of zero.	No
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the S&P 500® Index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend, the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market capitalization measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P Dow Jones so that there is no change in the market value of the relevant component. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Governance of the S&P 500® Index

The S&P 500® Index is maintained by the index committee. All index committee members are full-time professional members of S&P Dow Jones’ staff. The index committee meets monthly. At each meeting, the index committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the S&P 500® Index to the market, companies that are being considered as candidates for addition to the S&P 500® Index, and any significant market events. In addition, the index committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

The index committee reserves the right to make exceptions when applying the methodology if the need arises. In any scenario where the treatment differs from the general rules stated in this document or supplemental documents, clients will receive sufficient notice, whenever possible.

In addition to its daily governance of the S&P 500® Index and maintenance of its index methodology, at least once within any 12-month period, the index committee reviews this methodology to ensure the S&P 500® Index continue to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, S&P Dow Jones may publish a consultation inviting comments from external parties.

The index committee may change the date of a given rebalancing for reasons including market holidays occurring on or around the scheduled rebalancing date. Any such changes will be announced by S&P Dow Jones with proper advance notice where possible.

The index methodology for the underlying was amended on December 20, 2021 to replace the rate used for the excess return deduction from overnight U.S. dollar LIBOR to SOFR plus a spread. Therefore, the historical calculations prior to December 20, 2021, may not reflect how the underlying would have been performed had its excess return deduction been calculated in the manner in which it is currently calculated.

On May 26, 2022, the closing level of the S&P 500® Daily Risk Control 5% Excess Return Index was 159.21.

The following graph sets forth the historical performances of the underlying and the S&P 500® Total Return Index from January 3, 2012 through May 26, 2022, each normalized to have a closing level of 100.00 on January 3, 2012 to facilitate a comparison.

The index methodology for the underlying was amended on December 20, 2021 to replace THE RATE USED FOR THE EXCESS RETURN DEDUCTION FROM overnight U.S. dollar LIBOR TO SOFR plus a spread. Therefore, the historical calculations prior to December 20, 2021, may not reflect how the underlying would have been PERFORMED had itS EXCESS RETURN DEDUCTION BEEN calculated in the manner in which it is cindex methodology for the underlying was amended on December 20, 2021 to replace THE RATE USED FOR THE EXCESS RETURN DEDUCTION FROM overnight U.urrently calculated. PAST PERFORMANCE OF THE UNDERLYING AND RELATIVE PERFORMANCE BETWEEN THE UNDERLYING AND THE S&P® 500 TOTAL RETURN INDEX ARE NOT INDICATIVE OF FUTURE PERFORMANCE OR RELATIVE PERFORMANCE.

License Agreement

S&P Dow Jones and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Inc. and its other affiliates, in exchange for a fee, of the right to use indices owned and published by S&P Dow Jones in connection with certain financial products, including the notes. “Standard & Poor’s,” “S&P,” “S&P 500,” “S&P 100,” “S&P MidCap 400” and “S&P SmallCap” are trademarks of S&P. “Dow Jones” is a registered trademark of Dow Jones Trademark Holdings, LLC (“Dow Jones”). Trademarks have been licensed to S&P Dow Jones and have been licensed for use by Citigroup Inc. and its affiliates.

The license agreement between S&P Dow Jones and Citigroup Global Markets Inc. provides that the following language must be stated in this pricing supplement:

“The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones, Dow Jones, S&P or their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial instruments generally or in the notes particularly. S&P Dow Jones Indices’ only relationship to Citigroup Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P Dow Jones Indices and of the S&P U.S. Indices, which are determined, composed and calculated by S&P Dow Jones Indices without regard to Citigroup Inc., its affiliates or the notes. S&P Dow Jones Indices have no obligation to take the needs of Citigroup Inc., its affiliates or the holders of the notes into consideration in determining, composing or calculating the S&P U.S. Indices. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P U.S. INDICES OR ANY DATA INCLUDED THEREIN AND S&P DOW JONES INDICES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P DOW JONES INDICES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP INC., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P U.S. INDICES OR ANY DATA INCLUDED THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P U.S. INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P DOW JONES INDICES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND CITIGROUP INC.”

United States Federal Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of     %, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $      at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2023 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the lead agent for the sale of the notes, will receive an underwriting discount of $25.00 for any note sold in this offering. UBS, as agent for sales of the notes, expects to purchase from CGMI, and CGMI expects to sell to UBS, all of the notes sold in this offering for $975.00 per note. UBS proposes to offer the notes to the public at a price of $1,000.00 per note. UBS will receive an underwriting discount of $25.00 for each note it sells to the public. The underwriting discount will be received by UBS and its financial advisors collectively. If all of the notes are not sold at the initial offering price, CGMI may change the public offering price and other selling terms. See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the trade date because certain terms of the notes have not yet been fixed and because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the trade date.

During a temporary adjustment period immediately following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero over the temporary adjustment period. CGMI currently expects that the temporary adjustment period will be approximately eight months, but the actual length of the temporary adjustment period may be shortened due to various factors, such as the volume of secondary market purchases of the notes and other factors that cannot be predicted. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

© 2022 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.